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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22224

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-2012 (MM/DD/YY) AND ENDING 09-30-2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Kentucky Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

305 Ann Street, Suite 400
(No. and Street)

Frankfort,	Kentucky	40601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frederick J. Kramer — (502) 875-4611
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mountjoy Chilton and Medley
(Name – *if individual, state last, first, middle name*)

2000 Meidinger Tower 462 S. Fourth Street	Louisville	Kentucky	40202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH
4/19

OATH OR AFFIRMATION

I, Frederick J. Kramer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Kentucky Securities Corp., as of September 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Secretary/Treasurer

Title

Notary Public

Notary Public, State at Large, [illegible]

My commission expires [illegible]

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. Not Required
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. Not Reqired
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. Not Required

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Kentucky Securities Corporation and Subsidiary

Consolidated Financial Statements

September 30, 2013 and 2012

First Kentucky Securities Corporation and Subsidiary

Table of Contents
September 30, 2013 and 2012

MCM
CPAs & Advisors

Independent Auditor's Report

To the Board of Directors
First Kentucky Securities Corporation and Subsidiary

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of First Kentucky Securities Corporation (a Kentucky Corporation) including its wholly owned subsidiary, First Credit Advisors, Inc. (collectively "the Company"), which comprise the consolidated statements of financial condition as of September 30, 2013 and 2012, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United Stated of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors Responsibilities

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United Stated of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstance, but not for the purpose of expressing an opinion of the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

an independent member of
BAKER TILLY
INTERNATIONAL

Mountjoy Chilton Medley LLP
2600 Meidinger Tower | 462 South Fourth Street | Louisville, KY 40202
P 502.749.1900 | F 502.749.1900
888.587.1719 | www.mcmcpa.com

Kentucky
Indiana
Ohio

Independent Auditor's Report (Continued)

Opinion

In our opinion, the consolidated financial statements referred to in above present fairly, in all material respects, the financial position of First Kentucky Securities Corporation and Subsidiary as of September 30, 2013 and 2012, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matters

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by rule 17a-5 and 15c3 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the financial statements themselves, and other procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

Mountjoy Chilton Medley LLP

Louisville, Kentucky
November 27, 2013

First Kentucky Securities Corporation and Subsidiary
Consolidated Statements of Financial Condition
September 30, 2013 and 2012

	2013	2012
Assets		
Current Assets		
Cash and cash equivalents	$ 69,994	$ 92,997
Accounts receivable	166,765	145,179
Securities held in inventory	334,513	536,331
Prepaid expenses and other	3,456	4,126
Income taxes receivable	-	17,725
Deferred tax assets	11,333	13,092
Deposit held with clearing house	100,000	100,000
Total Current Assets	686,061	909,450
Other Non-current Assets		
Deferred tax assets, non-current	12,687	24,006
Total Other Non-current Assets	12,687	24,006
Total Assets	$ 698,748	$ 933,456
Liabilities and Stockholders' Equity		
Current Liabilities		
Note payable	$ 29,868	$ 361,192
Accounts payable	16,039	32,239
Income taxes payable	9,811	-
Deferred revenue	33,336	33,336
Accrued liabilities	108,175	57,076
Total Current Liabilities	197,229	483,843
Other Non-current Liabilities		
Deferred revenue, non-current	27,775	61,108
Total Liabilities	225,004	544,951
Commitments and Contingencies		
Stockholders' Equity		
Common stock, $500 par value, 200 shares authorized, 133 issued and outstanding	66,500	66,500
Additional paid-in capital	134,376	134,376
Retained earnings	272,868	187,629
Total Stockholders' Equity	473,744	388,505
Total Liabilities and Stockholders' Equity	$ 698,748	$ 933,456

See accompanying notes.

First Kentucky Securities Corporation and Subsidiary
Consolidated Statements of Income
Years Ended September 30, 2013 and 2012

	2013	2012
Revenues		
Advisory fees	$ 160,101	$ 89,530
Commissions	2,380,227	1,956,147
Consulting fees	19,810	17,669
Designated sales	1,500	69,000
Fiscal agent fees, net	213,064	385,975
Handling fees	17,872	16,853
Interest	70,323	11,233
Joint account fees	-	20,799
Managed account fees, net	1,008,627	896,875
Miscellaneous	65,124	26,695
Rental	6,600	6,594
Trading account gains, net	104,329	117,134
Underwriting, net	91,889	129,192
Total Revenues	4,139,466	3,743,696
Expenses		
Advertising	30,647	19,446
Bank charges	330	402
Employee benefits	100,862	100,506
Charge-offs	16,089	28,526
Clearing fees	158,909	152,314
Correspondent fees	9,032	2,040
Contract labor	138,453	147,599
Donations	15,492	6,300
Dues and subscriptions	22,434	24,717
Employee and customer relations	24,050	4,754
Equipment repairs and maintenance	-	2,315
Fiscal Agency Expense	945	-
Information systems	111,347	112,135
Insurance	9,239	9,147
Interest	5,291	4,245
Licenses and registrations	3,605	5,001
Managed account expense	33,407	30,285
Miscellaneous	11,526	10,208

First Kentucky Securities Corporation and Subsidiary
Consolidated Statements of Income (Continued)
September 30, 2013 and 2012

	2013	2012
Expenses (Continued)		
Office supplies	$ 19,956	$ 24,379
Postage and shipping	9,768	7,507
Professional fees	28,010	17,026
Regulatory fees	25,523	68,425
Rent	137,067	133,855
Retirement	70,397	67,521
Salaries, commissions and related taxes	2,829,911	2,517,065
Taxes and licenses (occupational)	1,281	1,508
Telephone and internet access	23,770	23,490
Training	3,431	3,041
Transfer fees	-	25,248
Travel and entertainment	12,678	21,119
Unrealized loss	11,803	-
Underwriting expenses	5,584	9,816
Utilities	21,534	14,895
Vehicle expense	22,551	24,622
Total Expenses	3,914,922	3,619,457
Net Income before Income Taxes	224,544	124,239
Income Tax Expense	59,505	41,200
Net Income	$ 165,039	$ 83,039

See accompanying notes.

First Kentucky Securities Corporation and Subsidiary
Consolidated Statements of Stockholders' Equity
Years Ended September 30, 2013 and 2012

	Common Stock		Additional Paid in Capital	Retained Earnings	Total
	Shares	Amount			
Balances, September 30, 2011	133	$ 66,500	$ 134,376	$ 210,990	$ 411,866
Dividends Paid				(106,400)	(106,400)
Net Income	-	-	-	83,039	83,039
Balances, September 30, 2012	133	66,500	134,376	187,629	388,505
Dividends Paid	-	-	-	(79,800)	(79,800)
Net Income	-	-	-	165,039	165,039
Balances, September 30, 2013	133	$ 66,500	$ 134,376	$ 272,868	$ 473,744

See accompanying notes.

First Kentucky Securities Corporation and Subsidiary
Consolidated Statements of Cash Flows
Years Ended September 30, 2013 and 2012

	2013	2012
Cash Flows from Operating Activities		
Net Income	$ 165,039	$ 83,039
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Deferred taxes	13,078	2,182
Changes in assets and liabilities:		
Accounts receivable	(21,586)	(30,765)
Income tax receivable	17,725	(17,725)
Securities held in inventory	201,818	(95,143)
Advances to employees, net	-	100
Prepaid expenses and other	670	480
Accounts payable	(16,200)	12,202
Income taxes payable	9,811	(31,206)
Accrued liabilities	51,099	9,606
Deferred revenue	(33,333)	(5,556)
Net Cash Provided by (Used in) Operating Activities	388,121	(72,786)
Cash Flows from Financing Activities		
Dividends paid	(79,800)	(106,400)
Note payable (payments) proceeds	(331,324)	160,482
Net Cash (Used in) Provided by Financing Activities	(411,124)	54,082
Net Decrease in Cash and Cash Equivalents	(23,003)	(18,704)
Cash and Cash Equivalents at Beginning of Year	92,997	111,701
Cash and Cash Equivalents at End of Year	$ 69,994	$ 92,997
Supplemental Disclosure:		
Cash paid during the year for interest	$ 5,291	$ 4,245
Cash paid for income taxes	-	90,131

See accompanying notes.

First Kentucky Securities Corporation and Subsidiary
Notes to Consolidated Financial Statements
September 30, 2013 and 2012

Note A - Nature of Organization and Operations

First Kentucky Securities Corporation and Subsidiary ("the Company"), a Kentucky C-corporation, is a full service broker-dealer with offices in Frankfort, Lexington and Louisville, Kentucky. The Company is registered as a securities broker-dealer under the Securities Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company specializes in providing financial advisory services to public entities and in the trading and underwriting of Kentucky tax free municipal bonds.

First Kentucky Securities Corporation's wholly owned subsidiary, First Credit Advisors, Inc. provides consulting and advisory services to institutions in states other than Kentucky. The subsidiary had limited activity in fiscal years 2013 and 2012, respectively.

The consolidated financial statements for the fiscal years ended September 30, 2013 and 2012 include all the transactions for First Kentucky Securities Corporation and First Credit Advisors. All significant intercompany transactions and balances have been eliminated in consolidation.

Note B - Summary of Significant Accounting Policies

1. Basis of Accounting: The consolidated financial statements of the Company are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America (GAAP). The Accounting Standards Codification (ASC), as produced by the Financial Accounting Standards Board (FASB), is the sole source of authoritative GAAP.

2. Use of Estimates: The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The most significant estimate is the allowance for uncollectible accounts for accounts receivable. Actual results could differ from those estimates.

3. Cash and Cash Equivalents: The Company considers all highly liquid investments with original maturities of three months or less that are not segregated and on deposit for regulatory purposes to be cash equivalents. Cash and cash equivalents include money market funds and deposits with banks.

4. Revenue Recognition and Accounts Receivable: The Company's securities transactions and the related profit or loss are recorded on a trade date basis. Revenues and fees from advisory, consulting, account management and other income are recognized when the related service has been performed by the Company.

   The Company uses an independent broker-dealer to serve as their clearing house and customer account record keeper. This broker-dealer processes and settles all of the Company's transactions with the national exchanges. As a result, from time-to-time, the Company will have amounts owed to them from this broker/dealer for commissions and fees earned. As of September 30, 2013 and 2012, the Company had commission's receivable (recorded in accounts receivable) from the clearing house of approximately $157,000 and $133,000, respectively. Other receivables are due from certain financial institutions for whom the Company provides advisory services. The management of the Company considers accounts receivable to be fully collectible. Accordingly, no allowance for doubtful accounts is recorded. If the accounts receivable become uncollectible, write-offs will be charged to operations when that determination is made.

First Kentucky Securities Corporation and Subsidiary
Notes to Consolidated Financial Statements (Continued)
September 30, 2013 and 2012

Note B - Summary of Significant Accounting Policies (Continued)

5. Securities Held in Inventory: The Company purchases and holds certain municipal bonds and certain preferred stock that it deems saleable, and records the purchase cost. The Company carries these investments at fair value in accordance with FASB ASC 820. The result in differences between cost and estimated fair value (unrealized gains and losses) are included in the consolidated statements of income at the end of a reporting period. When a security is sold from inventory, a realized gain or loss is recognized. The period of time these securities are held is usually less than sixty days.

6. Fair Value Measurements: The Company applies GAAP for fair value measurements of financial assets that are recognized or disclosed at fair value in the financial statements on a recurring basis. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

7. Good Faith Deposit: Periodically, the Company will commit to purchase certain municipal bonds upon issuance. As part of the commitment, the Company is often required to make a deposit to secure their buying position.

8. Property and Equipment: Property and equipment are recorded at cost and depreciated over their estimated useful lives in accordance with the straight line depreciation method. The cost, accumulated depreciation and net book value of property and equipment are listed in Note E. All property and equipment is fully depreciated, therefore there was no depreciation expense for the fiscal years ended September 30, 2013 and 2012.

9. Deposit held with Clearing House: As part of the above mentioned agreement (Note B4) with another broker/dealer, the Company is required to maintain a $100,000 cash deposit with the clearing house. The Company has complete ownership and receives interest income on the funds, but is required to maintain the deposit as security until termination of the agreement with the clearing house.

10. Deferred Revenue: During 2011, the Company entered into a three year contract extension with RBC Dain for Dain to be the Company's clearing house. In exchange for this extension, the Company received $100,000. The contract extension begins in August 2013 and will continue for three years. The $100,000 received will be recognized as revenue over the life of the extension period. Amounts amortized into income were $33,333 and $5,536 during fiscal years 2013 and 2012, respectfully.

11. Net Capital Requirements: Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 ("the Rule"), the Company is required to maintain a minimum net capital of not less than $100,000. The Rule also requires that the Company's ratio of aggregate indebtedness to net capital not exceed 15 to 1 as computed under the Rule. The Corporation makes and files the required net capital calculations as necessary. Net capital and aggregate indebtedness at September 30, 2013 and 2012 are shown on page 17 of this report, as a component of supplementary information.

First Kentucky Securities Corporation and Subsidiary
Notes to Consolidated Financial Statements (Continued)
September 30, 2013 and 2012

Note B - Summary of Significant Accounting Policies (Continued)

12. Income Taxes: The Company is a "C" Corporation for federal and state income tax purposes. The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The ASC standards also require recognition and measurement of uncertain income tax positions using a "more-likely-than-not" approach.

    The Company's policy for interest and penalties on material uncertain tax positions recognized in the financial statements is to classify these as interest expense and operating expense, respectively. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that significantly impact the financial statements or related disclosures.

    Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge. The Company is generally not subject to federal, state, or local income tax examinations for taxable years prior to September 30, 2010. The IRS has recently completed an audit of the 2010 tax year and did not have any adjustments.

13. Advertising Costs: Advertising costs are expensed as incurred except for advertising costs that have a contractual life. Advertising costs with a contractual life are amortized over the life of the contract. Advertising costs included in the accompanying consolidated statements of income were $30,647 and $19,446 for the years ended September 30, 2013 and 2012, respectively.

14. Recent Accounting Pronouncements: In May 2011, the FASB issued ASU No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*, which amends certain measurement and disclosure requirements related to fair value measurements to improve consistency with international reporting standards. This guidance is effective prospectively for nonpublic entities for annual reporting periods beginning after December 15, 2012. The Company has determined that the guidance did not have a material effect on its financial statements.

15. Book Value Per Share: Total book value per share was approximately $3,562 and $2,921 as of September 30, 2013 and 2012, respectively.

16. Subsequent Events: Subsequent events of the Company have been considered through the date of the Independent Auditor's Report which represents the date the consolidated financial statements were available to be issued.

Note C - Fair Value of Financial Instruments

The FASB's ASC contains guidance regarding the required disclosures about fair value measurements. In particular, this guidance requires (i) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with the reasons for such transfers, (ii) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (iii) fair value measurement disclosures for each class of assets and liabilities and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or Level 3.

Securities held in inventory are carried at fair value at September 30, 2013 and 2012. Investment income or loss (including interest, dividends, and realized gains and losses) and unrealized gains and losses related to securities held in inventory are reported as gains or losses in the consolidated statements of income.

The Company follows the fair value provisions of the ASC. These provisions define fair value as the price that would be received to sell the asset or paid to transfer the liability to a market participant. They also establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include the following categories:

- Level 1: Quoted market prices in active markets for identical assets or liabilities. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

- Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data, such as quoted prices for similar assets or liabilities or model-derived valuations.

- Level 3: Unobservable inputs that are not corroborated by market data. These inputs reflect a company's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Company utilizes a clearing house for the valuation of the majority of securities held. This clearing house is an independent, third party vendor recognized to be an industry leader with access to market information who obtains or computes fair values from quoted market prices, pricing for similar securities, recently executed transactions, cash flow models with yield curves and other pricing models. For valuations obtained from the clearing house, the Company performs due diligence to understand how the valuation was calculated or derived, focusing on the valuation technique used and the nature of the inputs.

The following section describes the valuation methodologies used to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which the instrument is generally classified.

Cash and Cash Equivalents

The valuation of securities that are actively traded or have quoted prices are classified as Level 1. These securities include money market funds and U.S. Treasury bills.

Note C - Fair Value of Financial Instruments (Continued)

Securities Held in Inventory

Securities valued using Level 1 inputs would include highly liquid government bonds for which quoted market prices are available. Securities using Level 2 inputs are valued using pricing for similar securities, recently executed transactions, cash flow models with yield curves and other pricing models utilizing observable inputs. Most fixed income securities are valued using Level 2 inputs. Level 2 includes municipal bonds, corporate senior notes and preferred securities.

Assets measured at fair value on a recurring basis are summarized below:

	September 30, 2013			
	Fair Value Measurements Using			Assets at Fair
	Level 1	Level 2	Level 3	Value
Assets:				
Cash and cash equivalents	$ 69,994	$ -	$ -	$ 69,994
Securities held in inventory	-	334,513	-	334,513
Total Assets	$ 69,994	$ 334,513	$ -	$ 404,507

	September 30, 2012			
	Fair Value Measurements Using			Assets at Fair
	Level 1	Level 2	Level 3	Value
Assets:				
Cash and cash equivalents	$ 92,997	$ -	$ -	$ 92,997
Securities held in inventory	-	536,331	-	536,331
Total Assets	$ 92,997	$ 536,331	$ -	$ 629,328

The Company had no assets or liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of or during the years ended September 30, 2013 and 2012. Additionally, there were no transfers between levels 1 and 2 during the years ended September 30, 2013 and 2012.

Note D - Securities Held in Inventory

Securities inventory at September 30, 2013 and 2012 consist of the following:

	2013	2012
Kentucky city and county municipal securities	$ 160,967	$ 442,302
State agency tax-exempt fixed income securities	126,920	-
Taxable bonds	46,626	94,029
	$ 334,513	$ 536,331

Securities held in inventory are carried at fair value. For those securities valued at more or less than purchase cost, differences are reported in the consolidated statements of operations as an unrealized gain or loss. There were no unrealized gains or losses at September 30, 2013 and 2012.

Note E - Property and Equipment

Property and equipment at September 30, 2013 and 2012 consist of the following:

	2013	2012
Office equipment	$ 25,663	$ 25,663
Furniture and fixtures	2,257	2,257
Leasehold improvements	1,385	1,385
	29,305	29,305
Less accumulated depreciation	29,305	29,305
	$ -	$ -

Note F - Note Payable

The Company enters into annual note agreements dated January 1, with their clearing broker (RBC Dain) to provide for borrowings on margin. The Company's total borrowing capacity is dependent upon the amount of securities and cash maintained on account with RBC Dain but is not to exceed 85% of the value of these amounts (approximately $370,000 as of September 30, 2013). The following were the total amounts outstanding on margin as of September 30:

	2013	2012
Borrowings on brokerage margin account at RBC Dain. The interest rate is 1.923% at September 30, 2013.	$ 29,868	$ -
Borrowings on brokerage margin account at RBC Dain. The interest rate is 2.056% at September 30, 2012.	-	361,192
Total	$ 29,868	$ 361,192

Interest on the above notes varies based on certain market indices. The notes are secured by securities held in inventory and cash on deposit. Interest expense for the years ended September 30, 2013 and 2012 totaled $5,291 and $4,245, respectively.

Note G - Income Taxes

The provision for income taxes at September 30, 2013 and 2012 consists of the following:

	2013	2012
Current Provision		
Federal	$ 39,882	$ 37,368
State and Local	6,545	6,014
Total Current Provision	46,427	43,382
Deferred Expense (Benefit)	13,078	(2,182)
Total Expense	$ 59,505	$ 41,200

	2013	2012
Tax Expense at Expected Statutory Rates	$ 84,611	$ 43,078
Tax exempt interest	(27,573)	(4,320)
Nondeductible expenses	2,467	2,442
	$ 59,505	$ 41,200

Note G - Income Taxes (Continued)

The Company's deferred tax assets as of September 30, 2013 and 2012 consists solely of provisions for deferred revenue.

There are no deferred tax liabilities as of September 30, 2013 and 2012.

A valuation allowance is provided if it is more likely than not that some portion of the deferred tax asset will not be realized. Management believes that no allowance is necessary under this criteria and accordingly no allowance was recorded.

Note H - Commitments and Contingencies

1. Operating Leases: The Company leases office space in two facilities under month-to-month leases and one office space under a non-cancelable operating lease expiring in 2015. The Company recognizes rent expense on a straight-line basis over the life of the lease. Rent expense under these leases was $137,067 and $133,855 for 2013 and 2012, respectively. Future minimum payments under these leases are as follows:

Years Ending September 30,	Amount
2014	$ 85,866
2015	83,131
	$ 168,997

2. Legal and Regulatory Matters: The Company is a registered broker-dealer and as such is subject to the oversight of those who regulate the industry, including FINRA, the United States Securities and Exchange Commission, and the Securities Commission of Kentucky. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules. The Company endeavors to correct such asserted violations in a timely manner. In certain circumstances the Company may be subject to fines or violations. In June 2013, the United States Securities and Exchange Commission completed an examination of the Company and has found that the Company violated section 206 of the Investment Advisors Act of 1940 and the Company needed to refund certain customers commissions earned on various transactions. Total accounts to be refunded were approximately $42,000 and have been recorded in accrued liabilities.

Note I - Risks and Concentrations

A significant portion of the Company's business is for customers in Kentucky. Accordingly, the occurrence of any adverse economic conditions, including the municipal bond markets, or an adverse regulatory climate in the state could have a material adverse effect on the Company's business.

The Company maintains its cash at various financial institutions. The balance at times may exceed federally insured limits.

The Company invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect account balances and the amounts reported in the consolidated statements of income.

Note J - Retirement Plan

The Company has established a Simple IRA Plan. Employee contributions are through payroll deductions. The Company, at its discretion, matches employee contributions up to 3% of the employees' salary. Contributions by employees and employer are limited to amounts permitted by current tax laws. Total expenses incurred by the Company for the years ended September 30, 2013 and 2012 were $70,397 and $67,521, respectively.

Supplementary Information

First Kentucky Securities Corporation and Subsidiary
Schedule I- Comparative Computation of Net Capital Under 15c3-1 of the Securities and Exchange Commission
Years Ended September 30, 2013 and 2012

	2013	2012
Net Stockholders' Equity ("Net Capital")	$ 473,744	$ 388,505
Deductions and/or Charges		
Non Allowable assets		
Accounts receivable	10,500	12,054
Deferred assets	24,020	37,098
Total Deductions	34,520	49,152
Net Capital before Percentage Reductions	439,224	339,353
Pursuant to rule 15c3-1		
Reduction of securities held in inventory	(18,511)	(25,788)
Net Capital	$ 420,713	$ 313,565
Aggregate Indebtedness		
Accounts Payable, Accrued Liabilities, Taxes Payable and Deferred Revenue	$ 195,136	$ 183,759
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required	$ 100,000	$ 100,000
Excess Net Capital	$ 320,713	$ 213,565
Ratio of Aggregate Indebtedness to Net Capital	.46 to 1	.59 to 1
Reconciliation with Company Calculation		
Net capital as reported in focus report	$ 437,969	$ 315,934
Haircut calculation difference	(908)	-
Audit adjustments to account balances	(16,348)	(2,369)
Net Capital (Above)	$ 420,713	$ 313,565

First Kentucky Securities Corporation and Subsidiary
Schedule II- Information Related to Subordinate Liabilities
Required by Rule 17-A-5
Years Ended September 30, 2013 and 2012

	2013	2012
Statement of Changes in Subordinate Liabilities		
Subordinated Liabilities at Beginning of Year	$ -	$ -
Increase in liabilities	-	-
Decrease in liabilities	-	-
Subordinated Liabilities at End of Year	$ -	$ -

First Kentucky Securities Corporation and Subsidiary
Schedule III- Information Related to Possession or Control Requirements
Under SEC Rule 15c3-3
Year Ended September 30, 2013

Because of the following, the Company is exempt from Rule 15c3-3 under the provisions of Section (k) (2):

The Company clears all transactions with and for customers on a fully disclosed basis with an independent clearing broker or dealer. The Company promptly transmits all customers' funds and securities to the clearing broker or dealer, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4 of the SEC (as are customarily made and kept by a clearing broker or dealer).

MCM
CPAs & Advisors

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Board of Directors
First Kentucky Securities Corporation and Subsidiary

In planning and performing our audit of the consolidated financial statements of First Kentucky Securities Corporation and Subsidiary ("the Company"), as of and for the year ended September 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3 (Continued)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis.

A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Louisville, Kentucky
November 27, 2013